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Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025

July 6, 2009

VIA EDGAR AND FACSIMILE

Mark Webb
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-4561

Re:	E*TRADE Financial Corporation – Schedule 14A, Filed June 24, 2009, File No. 001-11921

Dear Mr. Webb,

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 1, 2009 (the “Comment Letter”) regarding the above-referenced Schedule 14A, filed on June 24, 2009 (the “Proxy Statement”) by E*TRADE Financial Corporation (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 through 10, as set forth in the Comment Letter, based on information provided by the Company.

General

1.	The term “zero-coupon” debenture is confusing since the debentures are not just zero-coupon, but do not accrue interest. Please revise.

In response to the Staff's comment, we have revised the disclosure contained under the caption “Terms and Conditions of the Debt Exchange” on page 9 of the Proxy Statement to state that the Debentures will “not pay any interest, whether in cash or in-kind, nor will the principal amount of the Debentures increase over time in lieu of interest.”  In addition, we have added a sentence to the disclosure to the effect that “Unlike zero-coupon convertible debentures that are initially issued at a discount, the principal amount of the Debentures, whether at maturity or upon early redemption, and the effective

2	July 2, 2009

conversion price will remain constant throughout the life of the Debentures.”  We respectfully submit that the term “zero-coupon” itself is well-understood in the market to mean that holders will not receive any payment of interest.  Particularly from the perspective of stockholders, to whom the Proxy Statement is directed, we believe that the disclosure, modified as described above, clearly discloses the material terms of the Debentures.  Whether or not the securities will be deemed issued at a discount, at par or at a premium cannot be determined until their issuance date, and thus it is not possible at the time the Proxy Statement is mailed to stockholders to determine whether the Debentures will, in some sense, otherwise “accrue interest.”

Terms and Conditions of the Debt Exchange, page 7

2.	Please describe any material differences between the outstanding notes and the new debentures which information would be required by Item 12(b) of Schedule 14A and Item 202 of Regulation S-K.

In response to the Staff’s comment, we have revised the Proxy Statement on page 9 to highlight the material differences between the outstanding notes and the new debentures.

Impact of the Debt Exchange on the Company’s Capitalization, page 11

3.
We have considered your submission dated June 29, 2009 regarding the form and content of the pro forma financial information provided in your Proxy Statement filed on June 24, 2009.  We particularly note your conclusion that a textual discussion of the pro forma effects on your income statement would be more meaningful than actual pro forma financial statements given that the effects of the debt exchange will depend on a number of different factors.  Please refer to section 3240.5 of the Division of Corporation Finance’s Financial Reporting Manual (which is available on our website) and revise your document to present the pro forma effects of the debt exchange under multiple scenarios.  Clearly disclose the assumptions used in each of these scenarios considering the following:

•	minimum vs. maximum amount of notes exchanged based on terms of the exchange offer;
•	amount of Class A vs. Class B debentures issued based on outcome of Early Tender Period;
•	stock price used to determine fair value of convertible debentures; and
•	interest rate used to impute interest on zero coupon convertible debentures.

In response to the Staff’s comment, we have revised the disclosure on pages 13 through 16 of the Proxy Statement to present pro forma effects of the debt exchange based on the results of the early tender period.  The amounts tendered during this period are substantially the same as the maximum amount of the notes to be exchanged.  As a result, we do not believe that a full sensitivity analysis of different tender scenarios would be helpful to the stockholders as the final results are not likely to be materially different from the results of the early tender period.  We have noted the possible effects of issuance of additional debentures in footnote 5 on page 15.  We have also revised the disclosure to

3	July 2, 2009

provide the stock price used to determine the fair value of the debentures and a related sensitivity analysis.  Please see the Company’s response to Comment 6 for discussion on the imputed interest rate on the new debentures.

4.
Given that the fair value of the convertible debentures and the resulting gain/loss on the debt exchange will ultimately depend on your common stock price at the exchange date, please disclose the share price used in calculating the pro forma impact of the exchange and provide a sensitivity analysis that discloses the impact on your pro forma results of increases or decreases in your stock price.  Refer to Section 3240.5(b) of the Division of Corporation Finance’s Financial Reporting Manual.

In response to the Staff’s comment, we have revised the disclosure on page 16 of the Proxy Statement to include a sensitivity analysis that shows the impact on the Company’s pro forma results of the increases or decreases in the price of the common stock.

5.
When providing your pro forma disclosures, please include a footnote detailing Citadel’s holdings in both sets of Notes and disclose how their current and planned actions (e.g., exchange of notes and/or conversion of debentures) will impact your pro forma results.

In response to the Staff’s comment, we have added the disclosure referenced in the Staff’s comment in footnote 4 on page 14 of the Proxy Statement.

6.
Please tell us and revise your filing to disclose the pro forma impact of your accounting treatment for imputed interest and any potential beneficial conversion features related to the zero coupon convertible debentures to be issued.

The Company believes the convertible debentures will be accounted for as debt, rather than bifurcated between debt and equity.  The Company has reached this conclusion through our review of Accounting Principles Board Opinion (“APB”) 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (“APB 14”).  Paragraph 12 of APB 14 states that no portion of the proceeds from the issuance of certain convertible debt securities should be accounted for as attributable to the conversion feature.  The Company believes the convertible debt contemplated in the debt exchange qualifies for paragraph 12 treatment because the convertible debentures (1) have a stated interest rate of zero, which reflects a lower rate than the Company could establish for non-convertible debt and (2) have a conversion price which does not decrease except pursuant to anti-dilution provisions.

The Company also considered Financial Accounting Standards Board (“FASB”) Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement) (“FSP No. APB 14-1”) which clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB 14 (meaning one would have to bifurcate the security between debt and equity.) The terms

4	July 2, 2009

of the convertible debt to be issued in this debt exchange do not include provisions for cash settlement (including partial cash settlement).  As such, FSP No. APB 14-1 does not apply to the convertible debt to be issued in the debt exchange.

Accordingly, the Company believes the convertible debentures do not require bifurcation between debt and equity and thus the Company does not need to impute an interest rate to a bifurcated debt-only portion.  However, the Company does recognize that the convertible debentures will be recorded at their fair value on the date of issuance.  This fair value will include the impact of any beneficial conversion features determined on that date.  The change in stock price will impact the fair value of the convertible debt as the conversion price/feature is valued as part of the fair value of the convertible debentures on the date of issuance.  If stock price increases between June 30, 2009 and the date of issuance, there will be a premium associated with the convertible debentures.  If the Company’s stock price decreases between June 30, 2009 and the date of issuance, there will be a discount associated with the convertible debentures.  The Company will amortize this premium or discount using the effective interest method.  Please note that the Company has included the impact of the interest expense resulting from the amortization of the premium or discount in the sensitivity analysis set forth in the revised proxy statement.

The Company believes it is important to note that as the convertible debt has a zero percent stated interest rate, amortization of a premium into the income statement would result in a negative yielding security.  This would be inconsistent with EITF 96-12, Recognition of Interest Income and Balance Sheet Classification of Structured Notes (“EITF 96-12”) which states the following:

“…The amortized cost would be calculated as the present value of estimated future cash flows using an effective yield, which is the yield that equates all past actual and current estimated future cash flow streams to the initial investment.  If the effective yield is negative (that is, the sum of the newly estimated undiscounted cash flows is less than the security's amortized cost), the amortized cost would be calculated using a zero percent effective yield…”

Though superseded, the Company also considered the following guidance in EITF 89-4, Accounting for a Purchased Investment in a Collateralized Mortgage Obligation Instrument or in a Mortgage-Backed Interest-Only Certificate (“EITF 89-4”) to further support its understanding of EITF positions taken on negative yield: “The recorded balance for each investment should not exceed the undiscounted estimated future cash flows; that is, the effective yield cannot be negative.”

As a result, to the extent the fair value of the security at the exchange date results in a premium which would in turn create a negative yielding security, the Company would amortize the premium directly to paid-in capital.  This would result in a zero percent yield on the security in the income statement which is consistent with the above referenced guidance.

5	July 2, 2009

The Company believes the guidance in Paragraph 18 of APB 14, which states that “…[W]hen convertible debt is issued at a substantial premium, there is a presumption that such premium represents paid-in capital” further supports this position.

Relationship With Citadel, page 13

7.
You state in your Offering Memorandum and Consent Solicitation Statement filed as exhibit T3E.1 to Form T-3 filed on June 22, 2009 that Citadel will not transfer debentures to the extent that all debentures held by Citadel on an as-coveted basis, as a percentage of our common stock, combined with the shares of your common stock held by Citadel, would, in the aggregate, exceed 24.9% of our voting stock.  However, there will be no transfer limitations applicable to Citadel with respect to debentures that are converted or transferred in a number of situations including widely dispersed public offerings and transfers to the company or a subsidiary.  Please revise to address this conversion restriction.

In response to the Staff’s comment, we have added the disclosure referenced in the Staff’s comment on page 17 of the Proxy Statement under the heading “Relationship with Citadel -- Transfer Restrictions Applicable to the Debentures.”

Preemptive Rights, page 15

8.
You cannot incorporate Exhibit 10.1 to a Form 8-K into a proxy statement.  Please see Instruction D to, and Item 13 of, Schedule 14A.  Please revise here and the similar errors in “Where You Can Find Additional Information.”

In response to the Staff’s comment, we have deleted the reference to incorporation by reference with respect to Exhibit 10.1 of a Form 8-K and have also revised the disclosure in “Where You Can Find Additional Information” to delete the incorporation by reference of several Reports on Form 8-K that do not contain information required by Item 13 of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 26

9.
We note that your “Security Ownership of Certain Beneficial Owners and Management” table sets forth information as of March 13, 2009.  Item 6(d) of Schedule 14A and Item 403 of Regulation S-K require that the information furnished be as of the most recent predictable date.  Please revise this table to provide information as of the most recent practicable date.

In response to the Staff’s comment, we have updated the “Security Ownership of Certain Beneficial Owners and Management Table” as of June 26, 2009.

10.
You state that the table sets forth ownership of all current directors and executive officers as a group.  However it appears that you do not include the ownership of all current directors and executive officers in the figure provided.  Please revise.

6	July 2, 2009

In response to the Staff’s comment, we have updated the “Security Ownership of Certain Beneficial Owners and Management Table” to include the ownership of all current directors and executive officers in the figure provided.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to hold its special meeting of stockholders on August 13, 2009, which meeting date will be reflected in the Company’s definitive proxy statement.  The Company plans to file its definitive proxy statement and commence mailing the proxy materials to its stockholders as soon as possible.

We are grateful for your assistance in this matter.  Please address any comments or questions with respect to the foregoing to me at (650) 752-2022 or Daniel Kelly of Davis Polk & Wardwell LLP at (650) 752-2001.

Very truly yours,

/s/ Bruce Dallas
Bruce Dallas

cc:	Angela Connell Allicia Lam Securities and Exchange Commission Daniel G. Kelly Davis Polk & Wardwell LLP Donald H. Layton E*TRADE Financial Corporation